EXHIBIT 99(a)(1)(i)

OSG

OSG America L.P.	Press Release

For Immediate Release

OSG AMERICA ANNOUNCES

INCREASE IN PROPOSED TENDER OFFER PRICE TO $10.25 PER UNIT

TAMPA, FL – September 24, 2009 – OSG America, L.P. (OSG America, NYSE: OSP) today reported that Overseas Shipholding Group, Inc. (OSG; NYSE: OSG), which owns a 77.1% interest in OSG America, announced that it has increased the price per unit that it will offer to pay for all of the outstanding publicly held common units of OSG America from $8.00 to $10.25 per unit in cash. The increased offer price represents a 28% increase over the original proposed offer price of $8.00 per unit, a premium of approximately 44% over the closing price of the units on July 29, 2009, the last full trading day prior to the first public announcement of OSG’s proposed offer, and a premium of approximately 42% above the average closing price of the units for the 90 trading days immediately preceding July 29.

OSG’s decision to increase the offer price follows extensive discussions between OSG and a committee of independent members of the Board of Directors of OSG America LLC appointed to review OSG’s offer. The committee has informed OSG that OSG’s increased price of $10.25 per unit is fair to common unitholders, from a financial point of view, as of September 24, 2009.

OSG has stated that it expects to commence the tender offer in October, after OSG has prepared all necessary documentation.OSG and its affiliates currently own approximately 53.3% of the outstanding common units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America.

The committee of independent directors has informed OSG that it expects to file with the Securities and Exchange Commission a Schedule 14D-9, a solicitation/recommendation statement, to advise unitholders of the special committee’s determination with respect to the tender offer price of $10.25 upon commencement of the tender offer, or shortly thereafter. Unitholders of OSG America are strongly advised to read the filing, if and when it becomes available, because it will contain important information. SEC filings are available free of charge on the SEC’s web site, www.sec.gov, or from OSG America’s web site, www.osgamerica.com.

OSG has not yet commenced its tender offer and the tender offer is expected to contain customary conditions to OSG’s obligation to purchase tendered shares. Accordingly, there necessarily can be no assurance that the tender offer will be completed.

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About OSG America L.P. ( OSG America L.P. is the largest operator of U.S. Flag product carriers and ocean-going barges transporting refined petroleum products, based on barrel-carrying capacity. OSG America has an operating fleet of 23 Handysize product carriers and tug barges that trade primarily in the Jones Act market. OSG America’s limited partner units are listed on the New York Stock Exchange and trade under the symbol "OSP." More information is available at www.osgamerica.com.

Contact ( For more information contact Jennifer L. Schlueter, Vice President Corporate Communications and Investor Relations, OSG Ship Management, Inc. at +1 212.578.1699.